SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Retail Properties of America, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

76131V202

(CUSIP Numbers)

Michael J. Choate, Esq.	Robert H. Baum
Shefsky & Froelich Ltd.	Executive Vice President and General Counsel
111 East Wacker Drive	The Inland Real Estate Group, Inc.
Suite 2800	2901 Butterfield Road
Chicago, Illinois 60601	Oak Brook, Illinois 60523
(312) 836-4066	(630) 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131V202

1)	Name of Reporting Person. Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) PF; OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power(1) 4,885,332

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power(1) 4,885,332

11)	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 4,885,332

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)(2) 3.7%

14)	Type of Reporting Person (See Instructions) IN

(1)  This total includes shares of Class A common stock and 2,442,666 shares of Class B-1 common stock of the Issuer, some of which are beneficially owned by subsidiaries of The Inland Group, Inc.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.  Shares of Class B-1 common stock automatically convert to shares of Class A common stock within 60 days of the filing of this Amendment No. 1.

(2)  The percentage is calculated based on 133,606,778 shares of Class A common stock (composed of 85,088,389 shares of Class A common stock and 48,518,389 shares of Class B-1 common stock, in each case outstanding as of August 7, 2012, as stated in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2012).

CUSIP No. 76131V202

1)	Name of Reporting Person. Robert H. Baum

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) PF; OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power(1) 441,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power(1) 441,000

	(10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 441,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)(2) 0.3%

14)	Type of Reporting Person (See Instructions) IN

(1)  These shares of Class A common stock are owned directly by the Robert H. Baum Revocable Trust (the “Baum Trust”), with respect to which Mr. Baum is the Trustee.  This total includes 220,500 shares of Class B-1 common stock.  Shares of Class B-1 common stock automatically convert to shares of Class A common stock within 60 days of the filing of this Amendment No. 1.

(2)  The percentage is calculated based on 133,606,778 shares of Class A common stock (composed of 85,088,389 shares of Class A common stock and 48,518,389 shares of Class B-1 common stock, in each case outstanding as of August 7, 2012, as stated in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2012).

CUSIP No. 76131V202

1)	Name of Reporting Person. G. Joseph Cosenza

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) PF; OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power(1) 291,560

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power(1) 291,560

11)	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 291,560

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)(2) 0.2%

14)	Type of Reporting Person (See Instructions) IN

(1)  These shares of Class A common stock are owned directly by the G. Joseph Cosenza & Judith Cosenza Trust (the “Cosenza Trust”), with respect to which Mr. Cosenza is the Trustee and shares voting and investment power.  This total includes 145,780 shares of Class B-1 common stock.  Shares of Class B-1 common stock automatically convert to shares of Class A common stock within 60 days of the filing of this Amendment No. 1.

(2)  The percentage is calculated based on 133,606,778 shares of Class A common stock (composed of 85,088,389 shares of Class A common stock and 48,518,389 shares of Class B-1 common stock, in each case outstanding as of August 7, 2012, as stated in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2012).

CUSIP No. 76131V202

1)	Name of Reporting Person. Robert D. Parks

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) PF; OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power(1) 54,286

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power(1) 54,286

	(10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 54,286

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)(2) 0.0%

14)	Type of Reporting Person (See Instructions) IN

(1)  Includes shares directly owned by Mr. Parks’ IRA.  This total includes 27,000 shares of Class B-1 common stock.  Shares of Class B-1 common stock automatically convert to shares of Class A common stock within 60 days of the filing of this Amendment No. 1.

(2)  The percentage is calculated based on 133,606,778 shares of Class A common stock (composed of 85,088,389 shares of Class A common stock and 48,518,389 shares of Class B-1 common stock, in each case outstanding as of August 7, 2012, as stated in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2012).

CUSIP No. 76131V202

1)	Name of Reporting Person. Inland Funding Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power(1) 1,702,098

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power(1) 1,702,098

11)	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 1,702,098

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)(2) 1.3%

14)	Type of Reporting Person (See Instructions) CO

(1)  This total includes 851,049 shares of Class B-1 common stock.  Shares of Class B-1 common stock automatically convert to shares of Class A common stock within 60 days of the filing of this Amendment No. 1.

(2)  The percentage is calculated based on 133,606,778 shares of Class A common stock (composed of 85,088,389 shares of Class A common stock and 48,518,389 shares of Class B-1 common stock, in each case outstanding as of August 7, 2012, as stated in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2012).

CUSIP No. 76131V202

1)	Name of Reporting Person. Inland Corporate Holdings Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power(1) 1,222,572

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power(1) 1,222,572

11)	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 1,222,572

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)(2) 0.7%

14)	Type of Reporting Person (See Instructions) CO

(1)  This total includes 611,286 shares of Class B-1 common stock.  Shares of Class B-1 common stock automatically convert to shares of Class A common stock within 60 days of the filing of this Amendment No. 1.

(2)  The percentage is calculated based on 133,606,778 shares of Class A common stock (composed of 85,088,389 shares of Class A common stock and 48,518,389 shares of Class B-1 common stock, in each case outstanding as of August 7, 2012, as stated in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2012).

CUSIP No. 76131V202

1)	Name of Reporting Person. The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power(1) 4,859,696

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power(1) 4,859,696

11)	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 4,859,696

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)(2) 3.6%

14)	Type of Reporting Person (See Instructions) CO

(1)  This total includes shares of Class A common stock and approximately 2,429,848 shares of Class B-1 common stock of the Issuer, which are beneficially owned by subsidiaries of The Inland Group, Inc., including Inland Investment Advisors, Inc. through its management of the discretionary accounts of clients that owns shares of Class A common stock and Class B-1 common stock.  Shares of Class B-1 common stock automatically convert to shares of Class A common stock within 60 days of the filing of this Amendment No. 1.

(2)  The percentage is calculated based on 133,606,778 shares of Class A common stock (composed of 85,088,389 shares of Class A common stock and 48,518,389 shares of Class B-1 common stock, in each case outstanding as of August 7, 2012, as stated in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2012).

CUSIP No. 76131V202

1)	Name of Reporting Person. Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power(1) 4,859,696

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power(1) 4,859,696

11)	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 4,859,696

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)(2) 3.6%

14)	Type of Reporting Person (See Instructions) CO

(1)  This total includes shares beneficially owned by wholly owned subsidiaries of Inland Real Estate Investment Corporation, including Inland Investment Advisors, Inc. through its management of the discretionary accounts of clients that owns shares of Class A common stock and approximately 2,429,848 shares of Class B-1 common stock of the Issuer.  Shares of Class B-1 common stock automatically convert to shares of Class A common stock within 60 days of the filing of this Amendment No. 1.

(2)  The percentage is calculated based on 133,606,778 shares of Class A common stock (composed of 85,088,389 shares of Class A common stock and 48,518,389 shares of Class B-1 common stock, in each case outstanding as of August 7, 2012, as stated in the Quarterly Report on Form 10-Q filed by Retail Properties of America, Inc. with the Securities and Exchange Commission on August 7, 2012).

CUSIP No. 76131V202

1)	Name of Reporting Person. Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power(1) 4,856,588

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power(1) 4,856,588

11)	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 4,856,588

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)(2) 3.6%

14)	Type of Reporting Person (See Instructions) CO

(1)  This number includes shares of Class A common stock and Class B-1 common stock beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of clients that own shares of Class A common stock and 2,401,151 shares of Class B-1 common stock of the Issuer.  Shares of Class B-1 common stock automatically convert to shares of Class A common stock within 60 days of the filing of this Amendment No. 1.

(2)  The percentage is calculated based on 133,606,778 shares of Class A common stock (composed of 85,088,389 shares of Class A common stock and 48,518,389 shares of Class B-1 common stock, in each case outstanding as of August 7, 2012, as stated in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2012).

CUSIP No. 76131V202

1)	Name of Reporting Person. Partnership Ownership Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power(1) 14,288

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power(1) 14,288

11)	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 14,288

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)(2) 0.0%

14)	Type of Reporting Person (See Instructions) CO

(1)  This total includes 7,144 shares of Class B-1 common stock.  Shares of Class B-1 common stock automatically convert to shares of Class A common stock within 60 days of the filing of this Amendment No. 1.

(2)  The percentage is calculated based on 133,606,778 shares of Class A common stock (composed of 85,088,389 shares of Class A common stock and 48,518,389 shares of Class B-1 common stock, in each case outstanding as of August 7, 2012, as stated in the Quarterly Report on Form 10-Q filed by Retail Properties of America, Inc. with the Securities and Exchange Commission on August 7, 2012).

This Amendment No. 1 amends and restates the Schedule 13D filed by Daniel L. Goodwin, Inland Corporate Holdings Corporation and Inland Funding Corporation with the Securities and Exchange Commission (the “SEC”) on November 26, 2007 (the “Initial Statement”, and together with this Amendment No.1, the “Schedule 13D”), in connection with, among other things: (i) the addition of The Inland Group, Inc. (“TIGI”), Inland Real Estate Investment Corporation (“IREIC”), Inland Investment Advisors, Inc. (“Adviser”), Partnership Ownership Corporation (“POC”), Robert H. Baum, G. Joseph Cosenza and Robert D. Parks as reporting persons; and (ii) changes to the capitalization of Retail Properties of America, Inc., which changes have caused the beneficial ownership of the Reporting Persons to drop below five percent.

Item 1.                                                           Security and Issuer

Class A Common Stock, par value $0.001 per share (the “Class A Shares”).

Retail Properties of America, Inc. (the “Company”)
2901 Butterfield Road
Oak Brook, Illinois 60523

Item 2.                                                           Identity and Background

(a)                                                          Daniel L. Goodwin

(b)                                                         Business Address: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                                          Present Principal Occupation: Chairman and president of TIGI.

Principal Business: TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition development, redevelopment, renovation, construction, finance and other related services.

(d)                                                         Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523.

(e)                                                          Mr. Goodwin has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.

(f)                                                            Mr. Goodwin is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which he was a party.

(g)                                                         Citizenship: United States of America.

(a)                                                          Robert H. Baum

(b)                                                         Business Address: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                                          Present Principal Occupation: Executive Vice President and General Counsel, The Inland Real Estate Group, Inc. (“TIREG”).

Principal Business of TIREG:  The law department of TIREG provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence and rendering legal opinions.

(d)                                                         Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523.

(e)                                                          Mr. Baum has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.

(f)                                                            Mr. Baum is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which he was a party.

(g)                                                         Citizenship: United States of America.

(a)                                                          G. Joseph Cosenza

(b)                                                         Business Address: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                                          Present Principal Occupation: Vice Chairman of TIREG and President of Inland Real Estate Acquisitions, Inc. (“IREA”).

(d)                                                         Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523.

(e)                                                          Mr. Cosenza has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.

(f)                                                            Mr. Cosenza is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which he was a party.

(g)                                                         Citizenship: United States of America.

(a)                                                          Robert Parks

(b)                                                         Business Address: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                                          Present Principal Occupation: Chairman of IREIC.

Principal Business of IREIC:  IREIC is a sponsor of real estate investment trusts.

(d)                                                         Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523.

(e)                                                          Mr. Parks has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.

(f)                                                            Mr. Parks is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which he was a party.

(g)                                                         Citizenship: United States of America.

(a)                                                          TIGI

(b)                                                         State of Incorporation: Delaware.

Address of Principal Office: 701 N. Green Valley Parkway, Suite 200, Henderson, NV  89074

(c)                                                          TIGI has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.

(d)                                                         TIGI is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subject him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix A filed with this Schedule 13D for information responsive to Items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIGI, which information is incorporated by reference into this Item 2.  Each of the executive officers and directors of TIGI has a principal business address of 2901 Butterfield Road, Oak Brook, Illinois 60523 and is a citizen of the United States of America.

(a)                                                          IREIC

(b)                                                         State of Incorporation: Delaware

Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                                          IREIC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.

(d)                                                         IREIC is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix B filed with this Schedule 13D for information responsive to Items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREIC, which information is incorporated by reference into this Item 2.  Each of the executive officers and directors of IREIC has a principal business address of 2901 Butterfield Road, Oak Brook, Illinois 60523 and is a citizen of the United States of America.

(a)                                                          Adviser

(b)                                                         State of Incorporation: Illinois

Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Principal Business: Adviser purchases, sells, exchanges and otherwise trades in securities and places orders for the execution of transactions with or through brokers or dealers.  Adviser selects, renders, furnishes and provides advice and analyses regarding securities on behalf of its clients.

(c)                                                          Adviser has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.

(d)                                                         Adviser is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subject him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix C filed with this Schedule 13D for information responsive to Items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Adviser, which information is incorporated by reference into this Item 2.  Each of the executive officers and directors of Adviser has a principal business address of 2901 Butterfield Road, Oak Brook, Illinois 60523 and is a citizen of the United States of America.

(a)                                                          ICHC

(b)                                                         State of Incorporation: Nevada

Address of Principal Office: 701 N. Green Valley Parkway, Suite 200, Henderson, NV  89074

(c)                                                          Principal Business: ICHC is a holding company.

(d)                                                         ICHC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.  To the knowledge of ICHC, none of the executive officers and directors of ICHC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.

(e)                                                          ICHC is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of ICHC, none of the executive officers and directors of ICHC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subject him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix D filed with this Schedule 13D for information responsive to Items (2)(a), (b), (c) and (f) of each of the executive officers and directors of ICHC, which information is incorporated by reference into this Item 2.  Each of the executive officers and directors of ICHC has a principal business address of 2901 Butterfield Road, Oak Brook, Illinois 60523 and is a citizen of the United States of America.

(a)                                                          IFC

(b)                                                         State of Incorporation: Nevada

Address of Principal Office: 701 N. Green Valley Parkway, Suite 200, Henderson, NV  89074

(c)                                                          Principal Business: IFC is a holding company.

(d)                                                         IFC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.  To the knowledge of IFC, none of the executive officers and directors of IFC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.

(e)                                                          IFC is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of IFC, none of the executive officers and directors of IFC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subject him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix E filed with this Schedule 13D for information responsive to Items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IFC, which information is incorporated by reference into this Item 2.  Each of the executive officers and directors of IFC has a principal business address of 2901 Butterfield Road, Oak Brook, Illinois 60523 and is a citizen of the United States of America.

(a)                                                          POC

(b)                                                         State of Incorporation: Illinois

Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                                          Principal Business: POC is a holding company.

(d)                                                         POC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.  To the knowledge of POC, none of the executive officers and directors of POC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors, if any.

(e)                                                          POC is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of POC, none of the executive officers and directors of POC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subject him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix F filed with this Amendment No. 1 for information responsive to Items (2)(a), (b), (c) and (f) of each of the executive officers and directors of POC, which information is incorporated by reference into this Item 2.  Each of the executive officers and directors of POC has a principal business address of 2901 Butterfield Road, Oak Brook, Illinois 60523 and is a citizen of the United States of America.

Messrs. Goodwin, Baum, Cosenza and Parks and TIGI, IREIC, Adviser, ICHC, IFC and POC collectively are referred to herein as the “Reporting Persons.”

Item 3.                                                           Source and Amount of Funds or Other Consideration

Before the recapitalization of the Company in March 2012 that resulted in the creation of the Class A Shares, Mr. Goodwin purchased approximately 108,498 shares of the Company’s then outstanding common stock, par value $0.001 per share (the “Pre-Recap Common Stock”) for an aggregate price of approximately $1,000,000.  Mr. Goodwin used personal funds as the source of consideration for these purchases.  Mr. Goodwin purchased approximately 19,685 additional shares of Pre-Recap Common Stock through his participation in distribution reinvestment plans.

The Baum Trust purchased 51,372 shares of Pre-Recap Common Stock for an aggregate price of approximately $482,533 with Mr. Baum’s personal funds.  The Baum Trust purchased an additional approximately 10,001 shares of Pre-Recap Common Stock through the Trust’s participation in distribution reinvestment plans.

The Cosenza Trust purchased 10,000 shares of Pre-Recap Common Stock for an aggregate price of approximately $89,500 with Mr. Cosenza’s personal funds.

Mr. Parks purchased approximately 95,657 shares of Pre-Recap Common Stock for an aggregate price of approximately $897,376 with personal funds.  In addition, Mr. Parks’ IRA purchased approximately 378 shares of Pre-Recap Common Stock for an aggregate price of approximately $3,586 with Mr. Parks’ personal funds. Mr. Parks’ IRA also purchased approximately 159 shares of Pre-Recap Common Stock through his participation in distribution reinvestment plans.

Ms. Lynch purchased approximately 1,676 shares of Pre-Recap Common Stock for an aggregate price of approximately $$15,738  with personal funds.  Ms. Lynch purchased an additional approximately 454 shares of Pre-Recap Common Stock through her participation in distribution reinvestment plans.

Mr. Conlon purchased approximately 46,192 shares of Pre-Recap Common Stock for an aggregate price of approximately $433,743 with personal funds.  Mr. Conlon purchased an additional approximately 20,780 shares of Pre-Recap Common Stock through his participation in distribution reinvestment plans.

Ms. Matlin’s IRA purchased approximately 268 shares of Pre-Recap Common Stock for an aggregate price of approximately $$2,517 with Ms. Matlin’s personal funds. Ms. Matlin’s IRA also purchased approximately 42 shares of Pre-Recap Common Stock through its participation in distribution reinvestment plans.

The remaining shares of Pre-Recap Common Stock beneficially owned by the Reporting Persons and the other persons named on Appendices A — F were received by them as consideration for the transactions related to the internalization of the Company’s business advisor and management companies as contemplated by the Merger Agreement dated as of August 14, 2007 among the Company, IREIC and certain other parties (the “Merger”).  The shares initially intended for IREIC were distributed to IFC and ICHC.

Item 4.                                   Purpose of Transaction.

The Reporting Persons are holding their Class A Shares as an investment.  Each of the Reporting Persons intends to continuously review that Reporting Person’s investment in the Company and may change his or its intent with respect to the Class A Shares that Reporting Person beneficially owns.  The Reporting Persons may consult with other stockholders or third parties regarding strategic alternatives available to the Company and the Company’s business, operations, assets, capitalization, financial condition, governance or management.  One or more of the Reporting Persons may consider, and Adviser may recommend to its clients, various courses of action, including but not limited to: (i) acquiring beneficial ownership of additional Class A Shares of the Company in a cash tender offer or exchange offer, directly or through a subsidiary; (ii) proposing a merger or sale or similar transaction between one or more of the Reporting Persons, or a subsidiary of a Reporting Person, and the Company; (iii) seeking representation on the Company’s board of directors or (iv) another of the actions described in sections (a) through (j) of Item 4 of Schedule 13D.  Until each of the Reporting Persons makes a decision concerning the alternatives described above, any one or more of them may increase the number of Class A Shares that Reporting Person beneficially owns without obtaining control of the Company.  Depending on market conditions and other factors, each may purchase Class A Shares of the Company’s common stock in brokerage transactions on the NYSE or in private transactions, if appropriate opportunities to do so are available on such terms and at such times as they consider desirable.  Alternatively, any one or more of the Reporting Persons with dispositive power may determine to hold or dispose of all or a portion of the Class A Shares that the Reporting Person now owns.  In reaching any conclusion as to the foregoing, the Reporting Persons may consider various factors, such as, without limitation, the price of the Class A Shares, other available investment opportunities, the availability and costs of financing, the Company’s business and prospects, general economic conditions, and financial market conditions.

To the knowledge of the Reporting Persons, the other persons named on Appendices A — F are holding their Class A Shares as an investment.

Item 5.                                   Interest in Securities of the Issuer

(a)                                                          See response corresponding to row 11 of the cover page of each Reporting Person, and any footnotes thereto, for the aggregate number of Class A Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person, and any footnotes thereto, for the percentage of Class A Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Class A Shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser and its portfolio manager. No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Class A Shares held in the discretionary accounts of the Adviser Clients.

Please see Appendices A — F filed with this Amendment No. 1 for information responsive to Items 5(a) and (b) for each of the executive officers and directors (other than Messrs. Goodwin, Baum, Parks and Cosenza) of TIGI, IREIC, Adviser, ICHC, IFC and POC, which information is incorporated herein by reference.  Except for Messrs. Goodwin, Baum and Cosenza, each of the persons named on Appendices A — F beneficially owns less than 0.1% of the total Class A Shares expected to be outstanding following the conversion of the Class B-1 common stock into Class A Shares.

(b)                                                         See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Class A Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Class A Shares in their respective accounts.

Except as otherwise noted therein, each of the other persons named on Appendices A — F has sole voting and investment power over all of the Class A Shares that he or she beneficially owns.

(c)                                                          During the past 60 days, none of the Reporting Persons or the other persons identified on Appendices A — F has effected any transactions in Class A Shares.

(d)                                                         None.

(e)                                                          The Reporting Persons ceased to be the beneficial owners, collectively, of more than five percent of the shares of Pre-Recap Common Stock of the Company on March 20, 2012, when the shares of Pre-Recap Common Stock were reclassified as shares of Class A Common Stock.  The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock on April 5, 2012, when the Company issued 36.6 million additional Class A Shares and thereby diluted the beneficial ownership of each of the Reporting Persons.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Messrs. Goodwin, Baum, Cosenza and Parks have worked together in the real estate business since the late 1960s.  Mr. Goodwin is the chairman, president and controlling shareholder of TIGI which is the parent corporation of IREIC.  IREIC was the sponsor of the Company.  Messrs. Goodwin, Baum, Cosenza and Parks are directors of TIGI.  Messrs. Goodwin, Baum and Parks are also directors of IREIC.  TIGI is the parent corporation, directly or indirectly, of Adviser, POC, ICHC and IFC.  The Company has engaged in various transactions with affiliates of TIGI from time to time, and certain affiliates of TIGI have provided services to the Company.  The Company has disclosed certain of these transactions and service agreements with TIGI affiliates in its annual meeting proxy statements and periodic and current reports filed with the SEC.  For example, the Company has described services being provided by, and certain transactions entered into with, affiliates of TIGI in the Company’s annual meeting proxy statement filed by the Company with the SEC on August 1, 2012, under the subheadings “Services Agreements,” “Office Sublease” and  “Joint Ventures with Inland Equity,” each under the heading “Certain Relationships and Related Transactions,” which descriptions (except the third full paragraph on page 28 of the proxy statement) are incorporated by reference into this Item 6 disclosure.  The Company has provided notice of termination of most of these arrangements, most of which terminations the Company expects to become effective in November 2012 according to its filings with the SEC.

TIGI, IREIC, Adviser, POC, ICHC and IFC share some common officers and directors.  Adviser shares discretionary authority over the Class A Shares held in certain accounts of its clients (collectively, the “Adviser Clients” and each individually, an “Adviser Client”) pursuant to the terms of each client’s Advisory Agreement.  Each of Mr. Goodwin, Mr. Parks, ICHC and IFC are Adviser Clients.  The Advisory Agreements of each of the Adviser Clients provide that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts that each maintains through Adviser, subject to certain investment guidelines that the Adviser Clients may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  The Advisory Agreements provide that the Adviser has the power as an Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of the Class A Shares in the Adviser-managed accounts of that Adviser Client.  A Form of Advisory Agreement, entered into by each of Mr. Goodwin, ICHC and IFC, is attached hereto as Exhibit 7.1.

An investment committee oversees the overall investment strategy and decisions made with respect to the discretionary accounts that Adviser manages within the respective investment guidelines provided to it by its clients.  Mr. Goodwin, Mr. Robert D. Parks, Ms. Roberta S. Matlin, each of whom are directors of Adviser, and Michael Scherer, its portfolio manager, are the members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Because (i) there is no written or other express agreement between or among any of Mr. Goodwin, Mr. Baum, Mr. Cosenza, Mr. Parks, TIGI, IREIC, POC, ICHC or IFC to acquire, hold, vote or dispose of Class A Shares, (ii) the Adviser does not beneficially own Class A Shares other than the Class A Shares beneficially owned by the Reporting Persons as reported on this Schedule 13D and (iii) the services provided by investment advisers to clients generally do not create such an agreement between or among that adviser and its clients, the Reporting Persons, in accordance with instruction (2) to the cover page of Schedule 13D, do not affirm that they are part of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Section 13(d)”), and Messrs. Parks, Baum and Cosenza, Adviser, POC, ICHC and IFC do not affirm that they have or ever had a reporting obligation pursuant to Section 13(d); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant to the rules promulgated under Section 13(d), including Rule 13d-1(k).

In connection with a $6 million working capital loan from Parkway Bank and Trust Company (“Parkway”), IFC has pledged a brokerage account with Deutsche Bank Alex. Brown holding 350,000 RPAI Class A common shares and 1,050,000 RPAI Class B common shares. The loan is evidenced by customary loan documentation, including an Amended and Restated Pledge Agreement , attached to this Amendment No. 1 as Exhibit 7.2.  IFC retains all voting rights and rights to dividends unless a default occurs that Parkway acts upon. In that case, the Parkway has the right to vote the shares, receive dividends and foreclosure on the account and the shares as provided under the Illinois Uniform Commercial Code.

Under the terms of an Amended and Restated Pledge Agreement, attached to this Amendment No. 1 as Exhibit 7.3, IFC has also pledged to Parkway a brokerage account with Deutsche Bank Alex. Brown holding 243,750 RPAI Class A common shares and 731,250 RPAI Class B common shares, and Inland Corporate Holdings Corporation, under the terms of a Pledge Agreement, attached to this Amendment No. 1 as Exhibit 7.4, has pledged to Parkway a brokerage account with Deutsche Bank Alex. Brown holding 222,222 RPAI Class A common shares. As such, both IFC and ICHC are acting as accommodation pledgors in connection with a $15 million real estate loan to an unrelated borrower secured by a shopping center in Round Lake Beach, Illinois. The loan is evidenced by customary commercial real estate loan documentation, including a mortgage encumbering the real estate.  The loan accrues interest on the outstanding principal balance at an annual rate of 4.75% and matures on February 27, 2013.  IFC and ICHC retain all voting rights and rights to dividends unless a default occurs under the loan documents that Parkway acts upon. In that case, Parkway has the right to vote the shares, receive dividends and foreclosure on the accounts and the shares as provided under the Illinois Uniform Commercial Code.

Under the terms of two Amended and Restated and Splitter Pledge Agreements, attached to this Amendment No. 1 as Exhibits 7.5 and 7.6, IFC has pledged to Inland Bank and Trust (“Inland Bank”), two brokerage accounts with Deutsche Bank Alex. Brown holding 250,000 RPAI Class A common shares and 750,000 RPAI Class B common shares, and Inland Corporate Holdings Corporation, under the terms of two Pledge Agreements, attached to this Amendment No. 1 as Exhibits 7.7 and 7.8, has pledged to Inland Bank two brokerage accounts with Deutsche Bank Alex. Brown holding 150,000 RPAI Class A common shares, both as accommodation pledgors in connection with two real estate loans to a third party aggregating $6 million secured by predevelopment land in Antioch and Green Oaks, Illinois. The loans are evidenced by customary commercial real estate loan documentation, including mortgages encumbering the real estate parcels.  The loans accrue interest on the outstanding principal balance at an annual rate of 6.5% and mature on October 31, 2012.  IFC and ICHC retain all voting rights and rights to dividends unless a default occurs under the loan documents that Inland Bank acts upon. In that case, the Inland Bank has the right to vote the shares, receive dividends and foreclosure on the accounts and the shares as provided under the Illinois Uniform Commercial Code.

In 2010, the Company entered into an agreement settling litigation relating to the Merger.  Pursuant to the terms of the settlement agreement, 9,000,000 shares of Pre-Recap Common Stock were transferred back to the Company from shares of Pre-Recap Common Stock issued to the former owners (who include Messrs. Goodwin, Baum, Cosenza and Parks) of certain entities acquired in the Merger.  The Company has described the settlement agreement in various current and periodic reports filed with the SEC, including its current report on Form 8-K filed by the Company with the SEC on July 20, 2010 under the heading “Item 8.01 Other Events.” and the Company’s annual report on Form 10-K filed with the SEC on February 23, 2011 under the heading “Item 3. Legal Proceedings,” which descriptions are incorporated by reference into this Item 6 disclosure.

Item 7.                                                           Material to be Filed as Exhibit

Exhibit Number	Exhibit

7.1	Form of Advisory Agreement

7.2	Amended and Restated Pledge Agreement (Inland Funding — IFC)

7.3	Amended and Restated Pledge Agreement (IFC — Mallard)

7.4	Amended and Restated Pledge Agreement (ICHC — Mallard)

7.5	Amended and Restated and Splitter Pledge Agreement (IFC — Green Oaks)

7.6	Amended and Restated and Splitter Pledge Agreement (IFC — Antioch)

7.7	Pledge Agreement (ICHC — Green Oaks)

7.8	Pledge Agreement (ICHC — Antioch)

7.9	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2012	Daniel L. Goodwin
/s/ Daniel L. Goodwin

Dated: October 4, 2012	Robert H. Baum
/s/ Robert H. Baum

Dated: October 4, 2012	G. Joseph Cosenza
/s/ G. Joseph Cosenza

Dated: October 4, 2012	Robert D. Parks
/s/ Robert D. Parks

Dated: October 4, 2012	THE INLAND GROUP, INC.
	By:	/s/ Daniel L. Goodwin
	Its:	President

Dated: October 4, 2012	INLAND REAL ESTATE INVESTMENT CORPORATION
	By:	/s/ Roberta S. Matlin
	Its:	Senior Vice President

Dated: October 4, 2012	PARTNERSHIP OWNERSHIP CORPORATION
	By:	/s/ Ulana B. Horalewskyj
	Its:	President

Dated: October 4, 2012	INLAND INVESTMENT ADVISORS, INC.
	By:	/s/ Roberta S. Matlin
	Its:	President

Dated: October 4, 2012	INLAND CORPORATE HOLDINGS CORPORATION
	By:	/s/ Elliot B. Kamenear
	Its:	Secretary

Dated: October 4, 2012	INLAND FUNDING CORPORATION
	By:	/s/ Elliot B. Kamenear
	Its:	Secretary

Appendix A

Executive Officers and Directors of TIGI

Names and Titles	Principal Occupation or Employment	Approximate Number of Class A Shares Beneficially Owned
Daniel L. Goodwin, Chairman and President	Chairman and President, TIGI.	See Item 5.

Robert H. Baum Vice Chairman, Executive Vice President and General Counsel	Executive Vice President and General Counsel, TIREG.	See Item 5.

G. Joseph Cosenza, Vice Chairman	Vice Chairman of TIREG and President of IREA.	See Item 5.

Robert D. Parks, Director	Chairman, IREIC.	See Item 5.

JoAnn M. McGuinness, Director

President and Chief Executive Officer of entities that provide real estate management services to Inland Diversified Real Estate Trust, Inc., a real estate investment trust owning a diversified portfolio of commercial real estate.

None.

Catherine L. Lynch, Director	Director, Chief Financial Officer, Treasurer and Secretary, IREIC.	3,255 (including 1,628 shares of Class B-1 common stock).

Alan F. Kremin, Chief Financial Officer	Chief Financial Officer, TIGI.	14,416 (including 7,208 shares of Class B-1 common stock).(1)

(1)  Mr. Kremin shares beneficial ownership with his wife over all of the Shares that he beneficially owns.

Appendix B

Executive Officers and Directors of IREIC

Names and Titles	Principal Occupation or Employment	Approximate Number of Class A Shares Beneficially Owned
Daniel L. Goodwin, Director	Chairman and President, TIGI.	See Item 5.

Robert H. Baum Director	Executive Vice President and General Counsel, TIREG.	See Item 5.

Robert D. Parks, Director	Chairman, IREIC.	See Item 5.

Brenda G. Gujral, Director and President	Director and President, IREIC.	19,398 (including 9,699 shares of Class B-1 common stock).

Brian M. Conlon Director and Chief Executive Officer	Director and Chief Executive Officer of IREIC.	25,254 (including 12,627 shares of Class B-1 common stock).(1)

Catherine L. Lynch, Director, Chief Financial Officer, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary, IREIC.	3,255 (including 1,628 shares of Class B-1 common stock).

Roberta S. Matlin, Director and Senior Vice President	Senior Vice President, IREIC.	8,104 Class A Shares (including 4,052 shares of Class B-1 common stock).

Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, IREIC.	5,267 (including 2,633 shares of Class B-1 common stock).

Sandra Perion, Senior Vice President-Operations	Senior Vice President-Operations, IREIC.	943 (including 472 shares of Class B-1 common stock).(2)

Guadalupe Griffin, Senior Vice President	Senior Vice President, IREIC.	1,886 (including 943 shares of Class B-1 common stock).(3)

(1)  Mr. Conlon shares voting and investment power with his wife over all of the Shares that he beneficially owns.

(2)  Ms. Perion shares voting and investment power with her husband over all of the Shares that she beneficially owns.

(3)  Ms. Griffin shares voting and investment power with her husband over all of the Shares that she beneficially owns.

Appendix C

Executive Officers and Directors of Adviser

Names and Titles	Principal Occupation or Employment	Approximate Number of Class A Shares Beneficially Owned
Daniel L. Goodwin, Director	Chairman and President, TIGI.	See Item 5.

Robert D. Parks, Director	Chairman, IREIC.	See Item 5.

Brenda G. Gujral, Director and Vice President	Director and President, IREIC.	19,398 (including 9,699 shares of Class B-1 common stock).

Catherine L. Lynch, Treasurer and Secretary	Director, Chief Financial Officer and Secretary, IREIC.	3,255 (including 1,628 shares of Class B-1 common stock).

Roberta S. Matlin, Director and President	Senior Vice President, IREIC.	8,104 Class A Shares (including 4,052 shares of Class B-1 common stock).

Appendix D
Executive Officers and Directors of ICHC

Names and Titles	Principal Occupation or Employment	Approximate Number of Class A Shares Beneficially Owned
Robert H. Baum Director, Executive Vice President	Executive Vice President and General Counsel, TIREG.	See Item 5.

Robert D. Parks, Director	Chairman, IREIC.	See Item 5.

G. Joseph Cosenza, Director	Vice Chairman and Director of TIREG.	See Item 5.

Alan F. Kremin, President and Chief Financial Officer	Chief Financial Officer, TIGI	14,416 (including 7,208 shares of Class B-1 common stock).(1)

(1)  Mr. Kremin shares beneficial ownership with his wife over all of the Shares that he beneficially owns.

Appendix E

Executive Officers and Directors of IFC

Names and Titles	Principal Occupation or Employment	Approximate Number of Class A Shares Beneficially Owned
Robert H. Baum Director, Executive Vice President	Executive Vice President and General Counsel, TIREG.	See Item 5.

Robert D. Parks, Director	Chairman, IREIC.	See Item 5.

G. Joseph Cosenza, Director	Vice Chairman and Director of TIREG.	See Item 5.

Alan F. Kremin, President	Chief Financial Officer, TIGI.	14,416 (including 7,208 shares of Class B-1 common stock).(1)

(1)  Mr. Kremin shares beneficial ownership with his wife over all of the Shares owns that he beneficially.

Appendix F

Executive Officers and Directors of POC

Names and Titles	Principal Occupation or Employment	Approximate Number of Class A Shares Beneficially Owned
Ulana B. Horalewskyj, President	Senior Vice President, IREIC.	5,267 (including 2,633 shares of Class B-1 common stock).

Catherine L. Lynch, Director and Treasurer	Treasurer and Secretary, IREIC.	3,255 (including 1,628 shares of Class B-1 common stock).

Daniel L. Goodwin Director	Chairman and President, TIGI	See Item 5.

Roberta S. Matlin, Director	Senior Vice President, IREIC.	8,104 Shares (including 4,052 shares of Class B-1 common stock).

Robert D. Parks, Director	Chairman, IREIC	See Item 5.